September 16, 2024

Roberto Mora
Chief Financial Officer
Kinetic Group, Inc.
2801 NW 74th Avenue
Miami, FL 33122

        Re: Kinetic Group, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2023 Form 10-Q for the Fiscal Quarter Ended March 31, 2024
            Response dated September 3, 2024
            File No. 333-216047
Dear Roberto Mora:

       We have reviewed your September 3, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 22, 2024 letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2024
Consolidated Financial Statements, page 4

1. We have reviewed your response to prior comment 1 and note your acknowledgement that the financial statements included in your filing were restated due to an error.
       Considering these financial statements are not labeled as such and do not include the disclosures required by ASC 250-10-50-7 and 9, please tell us when you intend to issue restated financial statements that will include all the required labels and disclosures.
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 7

2. We have reviewed your response to prior comment 3 and note that you acknowledge that your disclosure controls and procedures were not effective. This appears to be inconsistent with the disclosure in your filing which states that management concluded
 September 16, 2024
Page 2

       your disclosure controls and procedures were effective. Please tell us when you intend to amend your filing for consistency with your response.
       Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you
have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services